December 21, 2018

Paul Birkett
Managing Member
AF 2018 NPL A LLC
228 Park Avenue South #67157
New York, NY 10003

       Re: AF 2018 NPL A LLC
           Draft Offering Statement on Form 1-A
           Submitted November 29, 2018
           CIK No. 0001756950

Dear Mr. Birkett:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement

Cover Page

1. Please revise the cover page of your offering circular to address the following:
         Identify which disclosure format the offering circular follows. Refer to paragraph
          (a)(1)(ii) of Part II--Information Required in Offering Circular of Form 1-A for
          guidance;
         Include the legend required by Rule 254(a) of Regulation A. Refer to paragraph (a)(4)
          of Part II of Form 1-A for guidance; and Provide the table of securities being offered. Refer to Item 1(e) of
Part II of Form 1-A
          for guidance.
 Paul Birkett
FirstName LastNamePaul Birkett
AF 2018 NPL A LLC
Comapany21, 2018 2018 NPL A LLC
December NameAF
December 21, 2018 Page 2
Page 2
FirstName LastName
Limitation on Rights in Investment Agreement, page 6

2. We note disclosure on page 6 that the waiver of jury trial provided for in your Investment
         Agreement does not apply to claims under the federal securities laws, however, this is not reflected in the Investment Agreement filed as Exhibit 1A-4 to your offering statement.
         We also note that your Operating Agreement contains a similar provision. Please revise your disclosures, as well as the Investment Agreement and Operating Agreement, to clarify that the jury trial waiver provisions appearing in the Investment Agreement and in the Operating Agreement do not apply to claims under the federal securities laws.
Use of Proceeds, page 25

3. Please revise to state the approximate amount of proceeds from this offering that you intend to use for purchasing mortgages and other assets for the Company, operating costs and management fees.
Summary of Operating Agreement and Authorizing Resolution, page 30

4. We note the LLC Agreement provides that officers, employees, or agents of the Company do not owe any fiduciary duties to the Company or its stockholders, and that any fiduciary duties that may be implied by applicable law are expressly waived by the stockholders
         (including investors) and the Company. Please revise to clarify whether this limitation applies to claims made under the federal securities laws. Please also confirm that
         Delaware law permits such a provision, or alternatively address any questions as to enforceability specifically focusing on the enforceability of a provision that extends beyond members and managers. Last, revise to discuss more specifically what rights investors are relinquishing so that investors can fully understand the consequences of this waiver. Please make corresponding revisions to the risk factor "Limitations on Rights in
         Operating Agreement" on page 6.
Ownership Interest of Managing Member, page 45

5.       Please revise to include the beneficial ownership table specified in
Item 12 of Form 1-
         A. We note your disclosure that your Managing Member will own 100% of the
         Company's Common Stock.
Part III   Exhibits, page 49

6. Please revise the exhibit index to clarify that Exhibit 1A-6B is a form-of agreement.


       You may contact Michael Henderson at 202-551-3364 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.
 Paul Birkett
AF 2018 NPL A LLC
December 21, 2018
Page 3

                                 Sincerely,
FirstName LastNamePaul Birkett
                                 Division of Corporation Finance
Comapany NameAF 2018 NPL A LLC
                                 Office of Financial Services
December 21, 2018 Page 3
cc:       Michael Zimmerman
FirstName LastName